MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1.

Name and Address of Company

Zi Corporation
Suite 2100, 840 - 7th Avenue S.W.
Calgary, AB T2P 3G2

Item 2.

Date of Material Change

December 11, 2008

Item 3.

News Release

A news release was issued by Zi Corporation on December 11, 2008, through the services of Market Wire.

Item 4.

Summary of Material Change

On December 11, 2008, the Board of Directors ("Zi’s Board") of Zi Corporation ("Zi") has recommended that its shareholders reject the offer (the "Offer") by Nuance Communications, Inc. ("Nuance") to purchase all of the shares of Zi for US$0.40 per share until further communication is received from Zi’s Board. A Directors’ Circular was mailed to shareholders on December 11, 2008.

Item 5.

Full Description of Material Change

See attached press release of December 11, 2008, Directors’ Circular and Cover Letter.

Item 6.

Reliance on Section 7.1(2) or (3) of National Instrument 51-102

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

For further information, please contact Blair Mullin, Chief Financial Officer, by telephone at (403) 233-8875.

Item 9.

Date of Report

December 18, 2008